Exhibit 8

This amended and restated preliminary short form prospectus is an amended and restated preliminary base shelf prospectus. A copy of this amended and restated preliminary short form prospectus has been filed with the securities regulatory authorities in Ontario, Alberta, British Columbia and Nova Scotia, but has not yet become final for the purpose of the sale of securities. Information contained in this amended and restated preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This preliminary short form prospectus is a preliminary base shelf prospectus. A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories in Canada other than Ontario, Alberta, British Columbia and Nova Scotia, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities, and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories in Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. Unless an exemption from the prospectus delivery requirement has been granted, or is otherwise available, the legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the corporate secretary of Grown Rogue International Inc. at 550 Airport Road, Medford, Oregon, United States 97504, telephone: (458) 226-2662, and are also available electronically at www.sedarplus.ca and www.sec.gov/edgar.

AMENDED AND RESTATED PRELIMINARY BASE SHELF PROSPECTUS DATED JANUARY 31, 2025

IN THE PROVINCE OF ONTARIO, ALBERTA, BRITISH COLUMBIA AND NOVA SCOTIA

(amending and restating the preliminary prospectus dated November 25, 2024)

and

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS DATED JANUARY 31, 2025 IN EACH OF

THE PROVINCES AND TERRITORIES OF CANADA, OTHER THAN ONTARIO, ALBERTA,
BRITISH COLUMBIA AND NOVA SCOTIA

New Issue

January 31, 2025

USD$50,000,000

Subordinate Voting Shares

Warrants

Subscription Receipts

Debt Securities

Convertible Securities

Units

Grown Rogue International Inc. (the “Company”, “Grown Rogue”, “us”, “we” or “our”) may offer, issue and sell, as applicable, from time to time: (i) subordinate voting shares (“Subordinate Voting Shares”); (ii) warrants (“Warrants”) to acquire any of the other securities that are described in this short form base shelf prospectus (the “Prospectus”); (iii) subscription receipts (“Subscription Receipts”) convertible into other Securities (as defined below); (iv) debt securities (“Debt Securities”), which may consist of bonds, debentures, notes or other evidences of indebtedness of the Company of any kind, nature or description and which may be issuable in series; (v) securities convertible into or exchangeable for Subordinate Voting Shares and/or other Securities (“Convertible Securities”); and (vi) units (“Units”) comprised of one or more of any of the other Securities that are described in this Prospectus, or any combination of such Securities (all of the foregoing collectively, the “Securities” and individually, a “Security”), for up to an aggregate offering price of USD$50,000,000 (or its equivalent in any other currencies), in one or more transactions during the 25-month period that this Prospectus, including any amendments hereto, remains effective.

We will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more prospectus supplements (each a “Prospectus Supplement”) and may include, without limitation, where applicable: (i) in the case of Subordinate Voting Shares, the number of Subordinate Voting Shares offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other specific terms; (ii) in the case of Warrants, the number of Subordinate Voting Shares and/or other Securities issuable upon exercise thereof, the exercise price and exercise period and the terms of any provisions allowing or providing for adjustments in the exercise price or the number of Securities issuable upon exercise thereof; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the terms, conditions and procedures for the exchange or conversion of the Subscription Receipts for or into Subordinate Voting Shares and/or other Securities and any other specific terms; (iv) in the case of Debt Securities, the specific designation, aggregate principal amount, currency or currency unit for the Debt Securities, maturity, interest rate (which may be fixed or variable) and time of payment of interest, authorized denominations, covenants, events of default, any terms for redemption, any terms for sinking fund payments, any exchange or conversion provisions, the initial offering price (or the manner of determination thereof if offered on a non-fixed price basis), any terms for subordination of the Debt Securities to other indebtedness, whether the Debt Securities will be secured by any assets or guaranteed by any affiliates or associates of the Company and any other specific terms; (v) in the case of Convertible Securities, the number of Convertible Securities offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the conversion or exchange of such Convertible Securities into or for Subordinate Voting Shares and/or other Securities and any other specific terms; and (vi) in the case of Units, the designation, number and terms of the Subordinate Voting Shares, Warrants, Subscription Receipts, Debt Securities or Convertible Securities comprising the Units. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series.

This prospectus may qualify an “at-the-market distribution” of Subordinate Voting Shares as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”). The sale of Subordinate Voting Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be an “at-the-market” distributions as contemplated by NI 44-102 and as permitted by applicable law, including sales made directly on the Canadian Securities Exchange (the “CSE”) or other existing trading markets for the Securities, and as set forth in a Prospectus Supplement for such purpose. However, there may be market-based limitations affecting how much the Company may raise under an “at-the-market” distribution based on the Company’s historical trading activity. The Company has not engaged any investment dealer in respect of an “at-the-market” distribution, and there is a possibility that the Company may not establish an “at-the-market” distribution program at all. Any “at-the-market” distributions qualified under this prospectus will be required to be completed in accordance with NI 44-102. See “Plan of Distribution”.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

Prospective investors should be aware that the purchase of any Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with a tax advisor.

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus except in cases where an exemption from such delivery has been obtained. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities offered pursuant to this Prospectus.

Our Securities may be offered and sold pursuant to this Prospectus through underwriters, dealers, directly or through agents designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. In connection with any underwritten offering of Securities other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation) and subject to applicable laws, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Subordinate Voting Shares, including selling an aggregate number of Subordinate Voting Shares that would result in the underwriter creating an over-allocation position in the Subordinate Voting Shares. See “Plan of Distribution”.

A Prospectus Supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of our Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such Securities, including the net proceeds we expect to receive from the sale of such Securities, if any, the amounts and prices at which such Securities are sold, the compensation of such underwriters, dealers or agents and other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company or any selling securityholder. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

The Company currently has two classes of issued and outstanding equity shares: Subordinate Voting Shares and multiple voting shares (“Multiple Voting Shares”, and together with the Subordinate Voting Shares, “Shares”). Previously, the Company amended its constating documents (the “Capital Structure Amendments”) to, among other things, (i) amend the rights and restrictions of the then-existing class of common shares in the capital of the Company and redesignate such class as Subordinate Voting Shares; and (ii) create and set the terms of the Multiple Voting Shares. The Company implemented the Capital Structure Amendments in order to seek to maintain its “foreign private issuer” status under U.S. securities laws and thereby avoid a commensurate material increase in its ongoing costs. See “Description of Securities – Subordinate Voting Shares” and “– Multiple Voting Shares”.

The Subordinate Voting Shares are listed on the CSE under the symbol “GRIN” and quoted on the OTC Markets (the “OTC”) under the symbol “GRUSF”. On January 30, 2025 the last trading day prior to the date of this Prospectus, the closing price of the Subordinate Voting Shares was C$0.87 on the CSE and USD$0.60 on the OTC. Unless the context otherwise requires, all references to “$”, “USD$” and “dollars” mean references to the lawful money of the United States. See “Currency Presentation and Exchange Rate Information”.

Unless otherwise specified in the applicable Prospectus Supplement, each class of Securities (other than the Subordinate Voting Shares) will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities (other than the Subordinate Voting Shares) may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus and the Prospectus Supplement relating to such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

In connection with any offering of Securities, unless otherwise specified in a Prospectus Supplement or pursuant to an “at-the-market distribution”, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

Certain directors and officers of the Company reside outside of Canada and certain experts retained by the Company are organized outside of Canada. Each of these individuals and entities have appointed the following agents for service of process:

Name of Director or Officer	Name and Address of Agent

J. Obie Strickler, President, Chief Executive Officer and Director	Miller Thomson LLP, 40 King St W Suite 5800, Toronto, ON M5H 3S1

Abhilash Patel, Director	Miller Thomson LLP, 40 King St W Suite 5800, Toronto, ON M5H 3S1

Ryan Kee, Director	Miller Thomson LLP, 40 King St W Suite 5800, Toronto, ON M5H 3S1

Andrew Marchington, Chief Financial Officer and Corporate Secretary	Miller Thomson LLP, 40 King St W Suite 5800, Toronto, ON M5H 3S1

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, even if the party has appointed an agent for service of process.

An investment in the Securities is speculative and involves significant risks. Readers should carefully review and evaluate the risk factors contained in this Prospectus, the applicable Prospectus Supplement and in the documents incorporated by reference herein before purchasing any Securities. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

The Company is not making an offer of the Securities in any jurisdiction where such offer is not permitted.

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities will be passed upon on behalf of the Company by Miller Thomson LLP.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Our head office is located at 550 Airport Road, Medford, OR 97504, United States.

Note to U.S. Holders

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Regulatory Disclosure

Grown Rogue derives a substantial portion of its revenues from the state-legal cannabis industry in the United States. Grown Rogue is indirectly involved (through subsidiaries) in the state-legal cannabis industry in the United States where respective state laws permit “adult-use” / “reactional” and/or medical cannabis cultivation, manufacture, distribution, sales, and possession. Currently, Grown Rogue’s subsidiaries directly participate in the cultivation, manufacture, possession, distribution, or sale of cannabis in Oregon’s adult-use market, in Michigan’s medical and adult-use market, and in New Jersey’s adult-use market. Pending regulatory approval, Grown Rogue, through its subsidiaries, expects to participate in Illinois’s adult-use market over the coming year.

Cannabis is classified as a Schedule I narcotic under the United States Controlled Substances Act (the “CSA” or “Federal CSA”), making it federally illegal in the United States. A Schedule I narcotic under the CSA is deemed to have a high potential for abuse, no accepted medical use, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

Despite federal illegality, over the past decades 44 states and the District of Columbia have legalized cannabis for medical use within their borders, and 24 states and the District of Columbia have enacted measures to regulate cannabis for recreational use. As such, cannabis is largely regulated at the state level in the United States. Notwithstanding the permissive regulatory environment of cannabis at the state level, pursuant to the Supremacy Clause of the United States Constitution, United States federal laws are paramount and in case of conflict between federal and state law in the United States, the federal law shall apply. As a result of the conflict between state and federal law regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation.

On the federal legislative side, a number of bills (some bi-partisan) have been introduced in Congress over the years in an attempt to address and perhaps reconcile the tension between state-legal cannabis programs and federal illegality, including the Strengthening the Tenth Amendment Through Entrusting States (STATES) Act, the Marijuana Opportunity Reinvestment and Expungement Act (MORE) Act, the Cannabis Administration and Opportunity (CAOA) Act, the Secure and Fair Enforcement (SAFE) Banking Act, the Preparing Regulators Effectively for a Post-Prohibition Adult-Use Regulated Environment (PREPARE) Act, and the Small Business Tax Equity (SBTE) Act. Congress has not passed any material marijuana reform legislation in decades.

There has, however, been activity with respect to cannabis from the administrative branch. In 2013, then United States Department of Justice Deputy Attorney General James M. Cole issued a memorandum (the “Cole Memorandum”) for all United States Attorneys providing updated guidance to federal prosecutors concerning marijuana enforcement under the CSA. The Cole Memorandum applied to all Department of Justice federal enforcement activity, including civil enforcement, criminal investigations, and prosecutions concerning marijuana in all states. However, the Cole Memorandum was rescinded by Attorney General Jeff Sessions on January 4, 2018. Notably, the Biden administration has tacitly reverted to the guidance provided in the Cole Memorandum. Although current Attorney General Merrick Garland has not officially reinstated the Cole Memorandum, he advised in written testimony in early 2021 that he did not “think it the best use of the Department’s limited resources to pursue prosecutions of those who are complying with the laws in states that have legalized and are effectively regulating marijuana.” The Department of the Treasury adopted recommendations based on the standards set forth in the Cole Memorandum in its guidance (the “FinCen Guidance”) provided in 2014. Despite the repeal of the Cole Memorandum, the Department of Treasury’s Financial Crimes Enforcement Network (FinCEN) has confirmed that the FinCEN Guidance remains in effect and the Department of Treasury indicated it will remain in place.

On October 6, 2022, President Biden, among other things, asked the Secretary of Health and Human Services and the Attorney General to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. On or about August 29, 2023, Deputy Secretary of Health and Human Services (HHS) Rachel Levine transmitted a letter to the head of the Drug Enforcement Agency (DEA), Anne Milgram, recommending that cannabis and its derivatives be removed from Schedule I of the CSA. HHS’s recommendation is to reschedule cannabis to Schedule III. Schedule III substances are deemed to have medicinal value and have potential for abuse but less than substances in Schedules I or II, and abuse that may lead to moderate or low physical dependence or high psychological dependence. HHS’s recommendation remains pending and the Department of Justice (DOJ), specifically the DEA, is in the process of assessing it. If DOJ accepts the recommendation, it will then promulgate rules to effectuate the reschedule. The recent election of Donald J. Trump makes the prospects for rescheduling and other material changes to cannabis laws or policies more uncertain, especially before his cabinet is confirmed.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned. Unless and until the United States amends the CSA with respect to marijuana, there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal law, or if existing applicable state laws are repealed or curtailed, Grown Rogue’s business, results of operations, financial condition, and prospects would be materially adversely affected. There thus remains a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities.

In light of the uncertainty surrounding the treatment of United States cannabis-related activities, including the rescission of the Cole Memorandum, the Canadian Securities Administrators published a Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) on February 8, 2018 setting out certain disclosure expectations for issuers with United States cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with United States cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the United States cannabis industry.

Grown Rogue’s involvement in the U.S. cannabis market may subject Grown Rogue to heightened scrutiny by regulators, stock exchanges, clearing agencies and other U.S. and Canadian authorities. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on Grown Rogue’s ability to operate in the U.S. or any other jurisdiction. There are a number of risks associated with the business of Grown Rogue. See “Risk Factors” in the Annual Report, incorporated by reference herein.

ABOUT THIS PROSPECTUS

Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. No person or entity is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus (or incorporated by reference herein) or any Prospectus Supplement in connection with the issue and sale of the Securities offered hereunder. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus. We are not making an offer of Securities in any jurisdiction where the offer is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents and the information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities in compliance with applicable securities laws. We do not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Grown Rogue International Inc. at 550 Airport Road, Medford, Oregon, United States 97504, telephone: (458) 226-2100, and are also available electronically at the Canadian System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca and the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at https://www.sec.gov/edgar.

The following documents, filed by the Company with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

a)	the annual report on Form 20-F dated April 30, 2024 for the transition period from November 1, 2023 to December 31, 2023 (the “Transitional Annual Report”);

b)	the annual report on Form 20-F dated March 16, 2024 for the year ended October 31, 2023 (collectively with the Transitional Annual Report, the “Annual Report”);

c)	the audited consolidated financial statements for the two months ended December 31, 2023 and the year ended October 31, 2023;

d)	the audited consolidated financial statements for the years ended October 31, 2023 and October 31, 2022;

e)	the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2024;

f)	the management’s discussion and analysis for the nine months ended September 30, 2024 the “Interim MD&A”);

g)	the management’s discussion and analysis for the two months transitional period ended December 31, 2023;

h)	the management’s discussion and analysis for the year ended October 31, 2023;

i)	the management information circular of the Company filed on SEDAR+ on May 23, 2024 in respect of the annual and special meeting of the Company’s shareholders held on June 24, 2024 (the “Management Information Circular”);

j)	the material change report of the Company dated October 18, 2024 in connection with the termination of the Company’s advisory agreement with Vireo Growth Inc.;

k)	the material change report of the Company dated September 9, 2024 in connection with, (i) the Company’s commencement of Phase I operations by ABCO Garden State, LLC in New Jersey, (ii) the conversion of all outstanding Multiple Voting Shares into Subordinate Voting Shares, (iii) the Company’s grant of an aggregate of 6,755,000 Options to certain directors, officers and employees, and (iv) the Company’s grant of Restricted Stock Units to certain directors of the Company;

l)	the material change report of the Company dated July 3, 2024 in connection with the Company’s Capital Structure Amendments;

m)	the material change report of the Company dated June 11, 2024 in connection with the Company’s licensing approval from the New Jersey Cannabis Regulatory Commission and closing of its first option to acquire 44% of ABCO Garden State, LLC;

n)	the material change report of the Company dated May 6, 2024 in connection with the Company’s increase in ownership in its Michigan operations from 52% to 80%; and

o)	the material change report of the Company dated April 15, 2024 in connection with the exercise of 23,270,249 common share purchase warrants of the Company for an aggregate of 23,270,249 common shares.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including any applicable exhibits containing updated earnings coverage information) and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference into this Prospectus. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim unaudited consolidated financial statements and in each case the accompanying management’s discussion and analysis of financial condition and results of operations, and material change reports filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim unaudited consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim unaudited consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim unaudited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual (or annual and special) meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual (or annual and special) meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

References to our website in any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference.

Any “template version” of “marketing materials” (as those terms are defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) pertaining to a distribution of Securities filed after the date of a Prospectus Supplement and before termination of the distribution of Securities offered pursuant to such Prospectus Supplement will be deemed to be incorporated by reference into the Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information in relation to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws, including Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). All information, other than statements of historical facts, included in this Prospectus and the documents incorporated by reference herein, including estimates, plans, expectations, opinions, forecasts, projections, targets and guidance, constitutes forward-looking information. Forward- looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “expect”, “target”, “continue”, “forecast”, “design”, “goal” or similar expressions and includes, among others, information regarding:

●	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. State and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, DEA, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any State equivalent regulatory agencies over U.S. cannabis products;

●	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;

●	assumptions and expectations described in the Company’s critical accounting policies and estimates;

●	changes in U.S. generally accepted accounting principles or their interpretation and the adoption and impact of certain accounting pronouncements;

●	the number of users of cannabis or the size of the regulated cannabis market in the United States;

●	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the United States, and the potential form the legislation and regulations will take;

●	the Company’s future financial and operating performance and anticipated profitability;

●	future performance, results and terms of strategic initiatives, strategic agreements, and supply agreements;

●	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;

●	the benefits and applications of the Company’s products and services and expected sales thereof;

●	development of affiliated brands, product diversification and future corporate development;

●	anticipated investment in and results of research and development;

●	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;

●	future expenditures, strategic investments, and capital activities;

●	expansion to new markets and securing applicable regulatory approvals;

●	the competitive landscape in which the Company operates and the Company’s market expertise;

●	the Company’s ability to comply with its debt covenants;

●	the Company’s ability to secure further equity or debt financing, if required;

●	the Company’s ability to refinance its indebtedness and the terms of any such financing;

●	the risk of significant dilution from the issuances of equity or convertible debt securities and settlement of contingent consideration;

●	the level of demand for cannabis products, including the Company’s product and third-party products sold by the Company;

●	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy such as inflation or fluctuations in interest rates, breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, litigation, and health pandemics;

●	risks related to maintaining cash deposits in excess of federally insured limits;

●	the ability to gain appropriate regulatory approvals including for announced acquisitions in the timeframe anticipated;

●	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;

●	the Company’s ability to hit anticipated development targets of cultivation and production projects;

●	the Company’s ability to mitigate the risk of contamination and other risks inherent in the agricultural sector;

●	the ability to successfully integrate and maintain employees from recent acquisitions;

●	risks related to the Company’s liquidity;

●	the ability to develop the Company’s brands and meet growth objectives;

●	risks related to limited market data and difficulty to forecast results;

●	market volatility;

●	the risk of natural hazards related to severe and extreme weather and climate events;

●	product liability claims related to the products the Company cultivates, produces, and sells;

●	the risk of significant pricing pressures which are often market specific and can be caused by an oversupply of cannabis in the market and may be transitory from period to period; and

●	other events or conditions that may occur in the future.

Prospective investors and other readers are cautioned that the forward-looking information contained in this Prospectus and the documents incorporated herein by reference is based on the assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, level of activity, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company’s forward-looking information is expressly qualified in its entirety by this cautionary statement.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking information. See “Risk Factors” for further details. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. In formulating the forward-looking information contained herein, the Company has assumed, without limitation, receipt of requisite regulatory approvals on a timely basis, receipt and/or maintenance of required licenses and third-party consents in a timely manner, successful integration of the Company’s and its subsidiaries’ operations, and no unplanned materially adverse changes to its facilities, assets, customer base and the economic conditions affecting the Company’s current and proposed operations. These assumptions, although considered reasonable by the Company at the time of preparation, may prove to be incorrect. In addition, the Company has assumed that there will be no material adverse change to the current regulatory landscape affecting the cannabis industry and has also assumed that the Company will remain compliant in the future with all laws, regulations and rules imposed upon it by law.

There can be no assurance that such forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking information is provided and made as of the date of this Prospectus and the Company does not undertake any obligation to revise or update any forward-looking information or statements other than as expressly required by applicable law. The Company’s forward-looking information is expressly qualified in its entirety by this cautionary statement.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless the context otherwise requires, all references to “$”, “USD$” and “dollars” mean references to the lawful money of the United States. All references to “C$” refer to Canadian dollars. On January 30, 2025, the Bank of Canada daily average rate of exchange was USD$1.00 = C$1.4414 or C$1.00 = USD$0.6938.

FINANCIAL INFORMATION

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and may not be comparable to financial statements of United States companies. Our financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and/or the standards of the Public Company Accounting Oversight Board (“PCAOB”) and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC.

MARKET AND INDUSTRY DATA

This Prospectus includes market and industry data that has been obtained from third-party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this Prospectus or ascertained the underlying economic assumptions relied upon by such sources.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the disclosure requirements of the securities commissions in each of the provinces and territories of Canada. The Company is also an SEC registrant subject to the disclosure requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and, accordingly, file with, or furnish to, the SEC certain reports and other information. For so long as the Company continues to qualify as a “foreign private issuer” under the 1934 Act it will remain exempt from the rules under the 1934 Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the 1934 Act.

You are invited to read and copy any reports, statements or other information, other than confidential filings, that we have filed or intend to file with the Canadian provincial securities commissions. These filings are electronically available from SEDAR+ at www.sedarplus.ca and EDGAR at https://www.sec.gov/edgar. Except as expressly provided herein, documents filed on SEDAR and EDGAR are not, and should not be considered, part of this Prospectus.

GROWN ROGUE INTERNATIONAL INC.

Immediately prior to the reverse takeover transaction (the “Reverse Takeover Transaction”) in November of 2018, wherein the Company combined its business operations with Grown Rogue Unlimited, LLC (“GR Unlimited”), the Company operated as an emerging media and internet company with a focus on user experience and engagement. As a result of the Reverse Takeover Transaction and through GR Unlimited, Grown Rogue became a multi-state cannabis company curating innovative products that delight customers. Grown Rogue is committed to building the first nationally recognized craft cannabis company. The Grown Rogue portfolio of brands is focused on premium flower (indoor and sungrown) and flower pre-rolls. Grown Rogue is strategically focused on high-quality, low-cost production of flower and flower-based products. Flower continues to be the leading product category in most every state as compared to other products such as edible, vape cartridges, pre-rolls, or concentrates.

As of the date of this Prospectus, the Company has seven wholly-owned subsidiaries: GR Unlimited, Grown Rogue Gardens, LLC (“GR Gardens”), Grown Rogue Distribution, LLC (“GR Distribution”), GRU Properties, LLC (“GRUP”), GRIP, LLC (“GRIP”), Grown Rogue Retail Ventures, LLC (“GR Retail”) and Canopy Management LLC (“Canopy”). The Company owns GR Gardens, GR Distribution, GRUP, GRIP, GR Retail and Canopy indirectly through its ownership of GR Unlimited; each of GR Gardens, GR Distribution, GRUP, GRIP, GR Retail and Canopy is a wholly owned subsidiary of GR Unlimited. Through GR Unlimited, the Company has an indirect ownership of 87% interest in GR Michigan, LLC (“GR Michigan”). Through Canopy, the Company has an indirect ownership of 80% interest in Golden Harvests, LLC (“Golden Harvests”). Through GR Retail, the Company has an indirect ownership of 43.5% interest in Grown Rogue West New York, LLC. Through GR Unlimited, the Company has an indirect ownership of 44% interest in ABCO Garden State, LLC.

Grown Rogue (through its subsidiaries) has direct involvement in the cultivation, manufacture, possession, sale and distribution of marijuana in the United States. Grown Rogue and its subsidiaries are primarily involved in the U.S. marijuana industry as a seed to retail company with operations currently in Oregon and Michigan (each of which has legalized medical and recreational marijuana at the State level). Grown Rogue, through its subsidiaries, produces recreational marijuana and distributes it to dispensaries throughout Oregon and Michigan. The Company has also been progressing plans to expand their reach into New Jersey and Illinois. On June 5, 2024, the Company received licensing approval from the New Jersey Cannabis Regulatory Commission (“CRC”) to close on its first option to acquire 44% of ABCO Garden State, LLC (“ABCO”), a New Jersey based cannabis company which holds an annual cultivation license in New Jersey from the CRC. The Company anticipates exercising their second option to acquire an additional 26% of ABCO in the future, pending regulatory approval. Additionally, on January 17, 2024, the Company announced that it formed GR Retail and signed a definitive agreement on January 16, 2024 to invest in the development of an adult-use dispensary in West New York, New Jersey, furthering their expansion plans into the New Jersey market. In the furtherance of the Company’s expansion into Illinois, on March 5, 2024, the Company announced it signed a definitive agreement to form Rogue EBC, LLC, a joint venture with EBC Ventures Waukegan LLC. The joint venture has entered into a definitive agreement to acquire 100% of CannEquality, LLC, which holds a craft growers license with the Illinois Department of Agriculture. The license acquisition is pending regulatory approval. The Company owns 70% of the joint venture, with the ability to acquire 100% of the membership interests of the joint venture through a series of purchase options. On December 10, 2024, the Company announced that it had commenced sales in New Jersey and that the current approximately 8,000 sq ft of bench canopy is anticipated to consistently produce 500-600 pounds per month of craft flower. The Company also announced on December 10, 2024 that it is completing Phase II construction planning, expected to commence in Q1 2025, that is expected to increase production to more than 1,000 pounds per month of craft flower. See “Information on the Company” in the Annual Report and “Plans for Expansion and Economic Outlook” in the Interim MD&A, incorporated by reference herein.

Licenses

Grown Rogue is dependent upon its ability (and the abilities of its subsidiaries) to obtain and maintain state and local licenses required to conduct its marijuana business in Oregon, Michigan, New Jersey and Illinois. Failure to obtain or maintain licenses any such licenses would have a material adverse effect on the Company’s business.

RECENT DEVELOPMENTS

On January 29, 2024, the Company changed its fiscal year-end from October 31 to December 31. The decision to change the fiscal year-end to a calendar year-end was to align the Company’s reporting cycle more closely with how the Company plans to manage its business.

On June 5, 2024, the Company announced it received licensing approval from CRC and closed its first option to acquire 44% of ABCO in exchange for USD$1,260,000 in cash. The Company anticipates exercising its option to acquire an additional 26% of ABCO (“Option 2”), pending regulatory approval, two years after operations commence. The purchase price for Option 2 is roughly USD$720,000. Grown Rogue has the right to purchase the remaining equity of ABCO at fair market value.

On June 25, 2024, the Company entered into a secured drawdown promissory note agreement (the “Note”) with ABCO wherein the Company will lend up to USD$3,000,000 to ABCO under the Note to support ongoing construction and working capital as ABCO ramps its operations. On June 25, 2024, Grown Rogue advanced USD$500,000 to ABCO, representing the first drawdown under the Note. The Note has preferential repayment, and interest on the outstanding principal will accrue at 10.5% per annum. The Note, including all accrued and unpaid interest, shall be due and payable on June 25, 2025. As of the date of this prospectus, USD$2,500,000 has been advanced to ABCO under the Note.

On June 28, 2024, the Company announced that it completed a reorganization of the Company’s share capital, as approved by the shareholders of the Company at its annual and special meeting held on June 24, 2024. Pursuant to the reorganization, the Company amended its articles to redesignate its existing class of common shares without par value in the capital of the Company as Subordinate Voting Shares and created a new class of unlisted Multiple Voting Shares. The record date for the reorganization was June 26, 2024, and the reorganization became effective on June 27, 2024. See “Description of Securities”.

In October 2024, the Company and ABCO entered into a convertible promissory note with a face value of USD$1,050,000 (the “ABCO Convertible Note”). The ABCO Convertible Note carries a three-year term and is not prepayable without the Company’s consent. The ABCO Convertible Note accrues interest at the rate of 15.0% per annum. As of the date of this Prospectus, the Company has funded a total of USD$700,000 under the ABCO Convertible Note.

On December 10, 2024, the Company announced that it had commenced sales in New Jersey and that the current approximately 8,000 sq ft of bench canopy is anticipated to consistently produce 500-600 pounds per month of craft flower. The Company also announced on December 10, 2024 that it is completing Phase II construction planning, expected to commence in Q1 2025, that is expected to increase production to more than 1,000 pounds per month of craft flower.

On January 1, 2025, the Company announced the appointment of Andrew Marchington as the Company’s new Chief Financial Officer and Corporate Secretary, effective January 1, 2025, in replacement of Ryan Kee who will remain a member of the board of directors of the Company. The Company also announced that on December 31, 2024 the Company granted 1,505,875 Restricted Stock Units to certain directors, officers and employees of the Company with 211,500 vesting on January 1, 2025, 78,125 vesting on June 30, 2025, 60,000 vesting on December 31, 2025 and 1,156,250 vesting on January 1, 2026. Additionally, the Company announced that on December 31, 2024, the Company granted 500,000 Options to Andrew Marchington, which are exercisable at a price of $0.93 per Subordinate Voting Share until December 31, 2028 and which vest in thirds on December 31, 2025, December 31, 2026 and December 31, 2027.

LEGAL AND REGULATORY MATTERS

On February 8, 2018, the Canadian Securities Administrators revised their previously released Staff Notice 51-352, which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the United States as permitted within a particular State’s regulatory framework. All issuers with U.S. cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in disclosure documents. As a result of the Company’s existing cannabis operations and/or assets in Oregon, Michigan, New Jersey and Illinois, Grown Rogue provides the following disclosure:

The legalization and regulation of marijuana for medical and recreational use is implemented at the State level in the United States. State laws regulating cannabis are in direct conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain States and territories of the United States authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law under any and all circumstances under the CSA. Although the Company’s business activities are believed to be compliant with applicable U.S. State and local law in the jurisdictions where Grown Rogue operates, strict compliance with State and local laws with respect to cannabis may neither absolve Grown Rogue of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against Grown Rogue.

In accordance with Staff Notice 51-352, below is a table of concordance that is intended to assist readers in identifying the disclosure expectations outlined in Staff Notice 51-352.

All Issuers with US Marijuana-Related Activities	Response
Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicates for at least one of the direct, indirect and ancillary industry involvement types.	See below in this Prospectus under the heading “U.S. Regulatory Matters”. See “Description of Business” in the Interim MD&A, incorporated by reference herein, available on www.sedarplus.ca.
Prominently state that marijuana is illegal under US federal law and that enforcement of relevant laws is a significant risk.	See above in this Prospectus.
Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

See below in this Prospectus under the heading “U.S. Regulatory Matters”.

See “Item 3(D) – Risk Factors – Business is Illegal under U.S. Federal Law” in the Annual Report, incorporated by reference herein, available on www.sedarplus.ca.

Outline related risks including, among others, the risk that third-party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

See the following risk factors included in the Annual Report, incorporated by reference herein, available on www.sedarplus.ca:

“Item 3(D) – Risk Factors – Business is Illegal under U.S. Federal Law”

“Item 3(D) – Risk Factors – Other Laws and Regulations”

“Item 3(D) – Risk Factors – Current and Future Consumer Protection Regulatory Requirements”

“Item 3(D) – Risk Factors – Operational Risks”

“Item 3(D) – Risk Factors – The Company will not be able to deduct many normal business expenses”

“Item 3(D) – Risk Factors – External Factors”

“Item 3(D) – Risk Factors – Failure to Protect Intellectual Property”

“Item 3(D) – Risk Factors – Agricultural Operations”

“Item 3(D) – Risk Factors – Liability, Enforcement Complaints etc.”

“Item 3(D) – Risk Factors – The Company’s business is highly regulated and it may not be issued necessary licenses, permits, and cards”

“Item 3(D) – Risk Factors – Licenses”

“Item 3(D) – Risk Factors – Local Laws and Ordinances”

“Item 3(D) – Risk Factors – Third party service providers to Grown Rogue may withdraw or suspend their service”

“Item 3(D) – Risk Factors – The Company may not be able to obtain or maintain a bank account”

“Item 3(D) – Risk Factors – The Company’s contracts may be unenforceable and property may be subject to seizure”

“Item 3(D) – Risk Factors – The protections of US bankruptcy law may be unavailable”

“Item 3(D) – Risk Factors – The Company may have a difficult time obtaining insurance which may expose Grown Rogue to additional risk and financial liabilities”

“Item 3(D) – Risk Factors – Grown Rogue’s websites are accessible in jurisdictions where medicinal or recreational use of marijuana is not permitted and, as a result Grown Rogue may be found to be violating the laws of those jurisdictions”

“Item 3(D) – Risk Factors – The marijuana industry faces significant opposition in the United States”

Given the illegality of marijuana under US federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are/are not available in order to support continuing operations.

See “Description of Business” in the Interim MD&A, incorporated by reference herein, available on www.sedarplus.ca.

See “Item 3(D) – Risk Factors – The Company may not be able to obtain or maintain a bank account” in the Annual Report, incorporated by reference herein, available on www.sedarplus.ca.

Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.	100% of Grown Rogue’s balance sheet and operating statements are exposed to U.S. marijuana-related activities.
Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	Grown Rogue has received legal advice from multiple attorneys regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.

Federal CSA Requirement – US Marijuana Issuers with direct involvement in cultivation or distribution	Response
Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	See below in this Prospectus under the heading “U.S. Regulatory Matters”
Federal CSA Requirement – US Marijuana Issuers with direct involvement in cultivation or distribution	Response
Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s license, business activities or operations.

See below in this Prospectus under the heading “U.S. Regulatory Matters”

See the following risk factors included in the Annual Report, incorporated by reference herein, available on www.sedarplus.ca:

“Item 3(D) – Risk Factors – Business is Illegal under U.S. Federal Law”

“Item 3(D) – Risk Factors – Other Laws and Regulations”

“Item 3(D) – Risk Factors – The Company’s business is highly regulated and it may not be issued necessary licenses, permits, and cards”

“Item 3(D) – Risk Factors – Licenses”

“Item 3(D) – Risk Factors – Liability, Enforcement Complaints etc.”

U.S. Marijuana Issuers with indirect involvement in cultivation or distribution	Response
Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	N/A
Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee’s licence, business activities or operations.	N/A

U.S. Marijuana Issuers with material ancillary involvement	Response
Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	N/A

In accordance with Staff Notice 51-352, this section provides a discussion of the federal and state-level U.S. regulatory regimes in the jurisdictions where Grown Rogue is currently directly involved through its subsidiaries or is planning to be directly involved in the future. Certain Grown Rogue subsidiaries are directly engaged in the cultivation, manufacture, possession, sale, or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon and in the medical and recreational marketplaces in the State of Michigan. Pending regulatory approval, certain Grown Rogue subsidiaries expect to be directly engaged in the cultivation, manufacture, possession, sale, or distribution of cannabis in the recreational cannabis marketplace in New Jersey and Illinois. In accordance with Staff Notice 51-352, Grown Rogue will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws, or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on Grown Rogue’s licenses, business activities, or operations will be promptly disclosed by Grown Rogue.

Exposure to U.S. Marijuana Related Activities

As of October 31, 2024, 100% of the businesses was directly derived from United States cannabis-related activities. As such, the Company’s exposure to United States cannabis related activities is 100%.

U.S. Regulatory Matters

Grown Rogue (through its subsidiaries) has direct involvement in the cultivation, manufacture, possession, sale, and distribution of marijuana in the United States. Grown Rogue and its subsidiaries are primarily involved in the U.S. marijuana industry as a seed to retail company with operations currently in Oregon and Michigan (both of which have legalized medical and recreational marijuana). Grown Rogue, through its subsidiaries, produces recreational marijuana and distributes it to dispensaries throughout Oregon and Michigan.

Grown Rogue incorporates its discussion above in the “Regulatory Disclosure” section regarding the status of cannabis in the United States and the interplay between federal and state laws. As discussed therein, active enforcement of the current federal law on cannabis may directly and adversely affect revenues and profits of Grown Rogue. The risk of strict enforcement of the Federal CSA remains uncertain.

U.S. Federal Laws Applicable to Banking

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the CSA, most U.S. banks and other financial institutions are unwilling to provide banking services to marijuana-related businesses due to concerns about criminal liability under the CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. Canadian banks are also hesitant to work with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses.

Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. In both Canada and the United States transactions by cannabis businesses involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Though guidelines issued in past years allow financial institutions to provide bank accounts to certain cannabis businesses, relatively few

U.S. banks have taken advantage of those guidelines and many U. S. cannabis businesses still operate on an all-cash basis.

Oregon State Regulation

The Oregon Medical Marijuana Program (“OMMP”) is a state registry program within the Public Health Division, Oregon Health Authority (“OHA”). The role of the OHA is to administer the Oregon Medical Marijuana Act. The OMMP allows individuals with a medical history of one or more qualifying illnesses and a doctor’s written statement to apply for registration with the OMMP. Qualified applicants are issued a registry identification card that entitles them to legally possess and cultivate cannabis, subject to certain limitations.

On November 4, 2014, Oregon voters passed Measure 91, known as the Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act (the “Measure 91”), effectively ending the state’s prohibition of recreational marijuana and legalizing the possession, use, and cultivation of marijuana within legal limits by adults 21 years and older. Measure 91 did not amend or affect the Oregon Medical Marijuana Act and the OMMP. Measure 91 empowered the Oregon Liquor Control Commission (“OLCC”) with regulating sales of recreational marijuana in Oregon. It is possible that the voters could potentially repeal the law that permits both the medical and recreational marijuana industry to operate under state law.

Under current Oregon law, possession, and home cultivation by adults at least 21 years old is allowed within legal limits. Public sales of marijuana and marijuana products may be done only through OLCC-licensed retailers. Medical marijuana patients and adults at least 21 years of age may purchase marijuana and marijuana products at OLCC-licensed retailers. Medical marijuana patients are not charged sales tax for their purchases when they present their registry identification card. OLCC-licensed retailers (and their associated applicants and licensees) are required to obtain a certificate of tax compliance to show compliance with Oregon tax laws at the time of license issuance and at each annual license renewal. The OLCC has the authority to require all OLCC license types to demonstrate compliance with Oregon tax laws, but it has not yet done so.

The OLCC issues five basic types of recreational marijuana licenses: (a) producer, (b) processor, (c) wholesaler, (d) retailer, and (e) testing laboratory. Each license type must be renewed annually and in a timely manner (i.e. on or before the license expiration date). Oregon currently has a moratorium on the issuance of new OLCC licenses (with the exception of testing laboratories). This moratorium sunsets on December 31, 2024 and will be replaced with a per capita limit on the issuance of new OLCC licenses. Under the new license limit, the OLCC may not accept new applications for: (a) producer or retail licenses unless there is not more than one active license per 7,500 residents in the state who are 21 years of age or older; and (b) processor and wholesale licenses unless there is not more than one active license per 12,500 residents in the state who are 21 years of age or older. Applications for renewals, changes of location, changes of ownership, or changes in the size of a mature canopy are exempt from both the moratorium and the license limit. The OLCC may disqualify applicants for a number of reasons, including for lacking a good moral character, for lacking sufficient financial resources or responsibility, for relevant past convictions, and for using marijuana, alcohol, or drugs “to excess”.

Grown Rogue has a comprehensive compliance program, which tracks all aspects of operations through the METRC program (an online software tool mandated by the State of Oregon that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Oregon law.

Grown Rogue is in compliance with Oregon state law and its related licensing framework.

Michigan State Regulation

In November 2008, Michigan residents approved the Michigan Medical Marihuana Act (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act (the “MMFLA”) and the Marihuana Tracking Act (the “MTA”). On November 6, 2018, Michigan voters approved the Michigan Regulation and Taxation of Marihuana Act, which makes marijuana legal under state and local law for adults 21 years of age or older and controls the commercial production and distribution of marijuana under a system that licenses, regulates, and taxes the businesses involved.

The Michigan Department of Licensing and Regulatory Affairs (“LARA”) is the main regulatory authority for the licensing of marijuana businesses, and it currently administrates five types of “state operating licenses” for marijuana businesses: (a) a “grower” license, (b) a “processor” license, (c) a “secure transporter” license, (d) a “provisioning center” license and (e) a “safety compliance facility” license. There are no stated limits on the number of licenses that can be made available on a state level; however, LARA has discretion over the approval of applications and municipalities can pass additional restrictions including zoning and licensing requirements.

Grown Rogue has a comprehensive compliance program, which tracks all aspects of operations through the METRC program (an online software tool mandated through the State of Michigan that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Michigan law. Grown Rogue is in compliance with Michigan state law and its related licensing framework.

Michigan License Classes and Municipal Authority

State operating licenses for marijuana businesses have a one year term and are annually renewable if certain conditions are met: (a) the renewal application is submitted prior to the date the license expires, or within sixty (60) days of expiration if all other conditions are met and a late fee is paid, (b) the licensee pays the regulatory assessment fee set by LARA and (c) the licensee continues to meet the requirements to be a licensee under the Michigan Cannabis Regulations.

Each renewal application is reviewed by LARA, and provided that the requisite renewal fees are paid, the renewal application is timely submitted prior to the expiration date, and there are no material violations noted against the applicable licenses, a licensee would expect to receive the applicable renewed license in the ordinary course of business.

There are no stated limits on the number of licenses that can be made available on a state level; however, regulatory authorities have discretion over the approval of applications and municipalities can pass additional restrictions.

Licensees are heavily regulated with on-going requirements related to operations, security, storage, transportation, inventorying, personnel, and more. As in other states where cannabis is legal, Michigan regulators can deny or revoke licenses and renewals for multiple reasons. Additionally, license holders must ensure that no cannabis is sold, delivered, or distributed by a producer from or to a location outside of Michigan.

Pursuant to the requirements of the MTA, LARA utilizes METRC as the state’s third-party solution for marijuana and marijuana product tracking. METRC is Michigan’s statewide seed-to-sale marijuana tracking system that uses serialized tags attached to every plant — and labels attached to wholesale packages — to track marijuana inventory. METRC allows us to track our inventory, permissible sales and seed-to-sale information. METRC also gives regulators access to our product supply chain from seed-to-sale.

New Jersey State Regulation

New Jersey enacted the Compassionate Use Medical Marijuana Act (“CUMMA”) on January 18, 2010. CUMMA allows patients with qualifying medical conditions to access cannabis through a program regulated by the New Jersey Department of Health (“NJDOH”), which authorized six alternative treatment centers (“ATCs”) to operate as vertically integrated cultivators and dispensaries. In 2019, the NJDOH held a “Request for Application” process for 24 additional ATCs, with some ATCs limited to cultivation, some limited to retail dispensaries, and some vertically integrated.

Following voter approval of an adult-use cannabis ballot measure amending the New Jersey Constitution to permit the use of cannabis for adults 21 years of age and older, on February 22, 2021, New Jersey enacted the Cannabis Regulatory, Enforcement Assistance, and Marketplace Modernization Act (“CREAMMA”), which legalized the adult use of marijuana and established the New Jersey Cannabis Regulatory Commission (“CRC”) as the regulatory body for both the medical and recreational cannabis within the state.

Under CREAMMA, ATCs can apply to serve the recreational cannabis market as “Expanded ATCs.” In addition, New Jersey established six (6) new classes of licenses for recreational use: Class 1 Cannabis Cultivator, authorized to grow recreational cannabis; Class 2 Cannabis Manufacturer, permitted to manufacture cannabis products; Class 3

Cannabis Wholesaler, licensed to store, sell, and transfer cannabis items among cultivators, wholesalers, and retailers; Class 4 Cannabis Distributor, authorized to transport cannabis items in bulk within the state; Class 5 Cannabis Retailer, allowed to purchase cannabis from licensed sources and sell to consumers in retail settings; and Class 6 Cannabis Delivery, tasked with transporting purchases from retailers to consumers. Additionally, New Jersey offers microbusiness licenses targeting smaller, local enterprises. These licenses are restricted to operations with no more than 10 employees, with at least 51% of them required to reside in the local or neighboring municipalities. Notably, there are no statutory caps on the number of licenses the CRC may issue. However, the CRC has discretion over the approval of applications and municipalities can pass additional restrictions including zoning and licensing requirements.

Recreational cannabis businesses in New Jersey are permitted to integrate vertically by holding licenses across several classes—cultivator, manufacturer, retailer, and delivery service, or as both a wholesaler and a distributor. However, businesses are restricted to holding only one license per class.

As part of the adult use licensing process, applicants are permitted to apply for “conditional” or “annual” licenses. Conditional licenses serve as an entry point for industry newcomers, providing them up to 120 days (with a potential 45-day extension) to site their proposed operations. To qualify for a conditional license, applicants must meet specific residency and financial requirements. Successful conditional license holders may transition to annual licenses, which transition is required for the business to be approved by the CRC to begin operations. Additionally, the CRC implemented a program that prioritizes review of applications from Diversely Owned, Social Equity, and Impact Zone qualifying applicants. Microbusinesses are also prioritized, with opportunities for expansion.

Recently, the CRC approved new regulations for cannabis consumption lounges, which are set to be implemented following approvals from the New Jersey Office of Administrative Law and local municipalities. These lounges, required to be attached to existing dispensaries and prohibited from selling food or alcohol, aim to offer a secure, regulated environment for medical and recreational cannabis users to consume their own products.

To safeguard fair business practices and maintain competitive market conditions, New Jersey imposes specific prohibitions on Financial Source Agreements (FSA) and Management Services Agreements (MSA).

The CRCA utilizes METRC as the state’s third-party solution for marijuana and marijuana product tracking from seed to sale.

Illinois State Regulations

In August 2013, Illinois became the 20th state to authorize a program for the cultivation and dispensing of cannabis for medical purposes for qualified medical patients—the Compassionate Use of Medical Cannabis Program. In June 2019, Illinois passed the Cannabis Regulation and Tax Act (“CRTA”), which legalized cannabis for recreational use and created one of the largest adult use markets in the country. The law went into effect on June 25, 2019, and adult use sales of cannabis began in the state on January 1, 2020. Under the CRTA, existing medical cannabis license holders were allowed to apply for Early Approval Adult Use Dispensing Organization (“EAAUDO”) licenses to be able to sell adult use product at existing medical cannabis dispensaries. Existing medical operators also received the privilege of opening a secondary adult use only retail dispensary for every medical cannabis dispensary location already existing in the operator’s portfolio. All EAAUDO license holders were also required to commit to Illinois’s groundbreaking Social Equity program either through a financial contribution, grant agreement, donation, incubation program, or sponsorship program.

The CRTA also authorized the issuance of an additional 75 Adult Use Dispensing Organization (“AUDO”) licenses, 40 craft grower licenses as well as infuser and transporter licenses in 2020. Generally speaking, these licenses were to be awarded via a competitive application process. The CRTA provided a significant advantage to applicants that qualified as a “Social Equity Applicant” under the CRTA. In addition, the CRTA authorized issuance up to 110 additional AUDO licenses and 60 craft grower licenses by December 21, 2021. However, due the COVID-19 pandemic, litigation relating to the application process, and the passage of H.B. 1443, which amended the CRTA, the issuance of new cannabis licenses in Illinois was delayed until July 2021. By June 2022, the Illinois Department of Agriculture (“IDOA”) has issued approximately 87 craft grower licenses in several tranches, along with infuser and transporter licenses. Note that those applicants who did not win a craft grow license have since sued IDOA alleging a host of issues and arguments relating to the application and scoring process. All such cases were consolidated for administrative purposes and are still pending (In re Cannabis Craft Grow Litigation, Case No.: 22 CH 06071).

On September 3, 2021, the Illinois Department of Financial and Professional Regulation (“IDFPR”) announced that 185 Conditional AUDO licenses have been awarded through three license lotteries that took place on July 29, 2021, August 5, 2021, and August 19, 2021 respectively. These Conditional AUDO licenses were ultimately issued to the respective winners in July 2022. The CRTA was subsequently amended in the Spring of 2023 and Conditional AUDO license holders are now required to site and operationalize their dispensaries within 720 days of license receipt.

On December 21, 2022, the IDFPR announced that another 55 conditional AUDO licenses would be awarded through a license lottery for Social Equity applicants. The IDFPR conducted the lottery on July 13, 2023. On May 3, 2024, the IDFPR issued 35 conditional AUDO licenses and on June 28, 2024, the IDFPR issued another 13 conditional AUDO licenses, bringing the total issued through this lottery to 48. The remaining seven available licenses have not yet been issued and may not be issued at this time.

The state of Illinois currently uses BioTrackTHC as its computerized track-and-trace system for seed-to-sale reporting. However, Illinois announced that it will be switching to Metrc as the state’s track-and-trace system. It is unclear when that switch will be implemented. Individual licensees, whether directly or through third-party integration systems, are required to push data to the state to meet all reporting requirements.

Illinois allows for five types of cannabis businesses within the state: (1) cultivation centers; (2) craft growers; (3) infusers; and (4) transporters, which are regulated by the IDOA. Fifth are dispensaries, which are regulated by the IDFPR. Vertical integration is permissible through the acquisition of the various license types, but there are restrictions on certain license ownership. Pursuant to the CRTA, an individual may not be a “Principal Officer” in: (1) more than 10 adult use dispensaries, (2) more than three craft growers, and (3) a craft grower and cultivation center simultaneously. Principal Officer includes a cannabis business establishment applicant or licensed cannabis business establishment’s board member, owner with more than 1% interest of the total cannabis business establishment or more than 5% interest of the total cannabis business establishment of a publicly traded company, president, vice president, secretary, treasurer, partner, officer, member, manager member, or person with a profit sharing, financial interest, or revenue sharing arrangement.

All cultivation, infusing, and transporter establishments must register with the IDOA. All dispensaries must register with the IDFPR. If applications contain all required information, establishments are issued a marijuana establishment registration certificate. Registration certificates are valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing. Pursuant to Illinois law, registration renewal applications must be received 45 days prior to expiration and may be denied if the license has a history of non-compliance and penalties.

The cultivation and craft grower licenses permit a licensee to acquire, possess, cultivate, manufacture and process cannabis into edible products and cannabis-infused products. Cultivators and craft growers can transfer, have tested, supply or sell cannabis and cannabis products and related supplies to licensed dispensaries, craft growers, and infusers. Craft growers can cultivate a flowering stage canopy of up to 14,000 sq. ft. Infusing licenses permit a licensee to acquire and possess distillate from a licensed cultivator or craft grower and to manufacture edible and cannabis-infused products. Infusers can transfer, have tested, supply or sell cannabis and cannabis products to dispensaries. The transporter license permits a licensee to transport cannabis and cannabis products to and from licensed entities.

The retail dispensary license permits us to purchase cannabis and manufactured cannabis products from licensed cultivation centers, craft growers, and infusing organizations and to sell such products to adult consumers (21 years old or older).

USE OF PROCEEDS

The net proceeds to the Company from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities. Among other potential uses, the Company may use the net proceeds from the sale of Securities for general corporate purposes, capital projects and potential future acquisitions and internal expansion. In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement.

The allocation of the net proceeds of any offering will vary depending on future developments in the Company’s business operations or unforeseen events, including those listed under the “Risk Factors” section of this Prospectus and in the documents incorporated herein by reference. The Company cannot guarantee that it will maintain positive operating cash flow in the future. To the extent the Company has negative cash flows in future periods, certain of the proceeds of any offering may be used to fund such negative operating cash flow in these periods. Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities by the Company under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. See “Risk Factors” in the Annual Report, incorporated herein by reference.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

DESCRIPTION OF SECURITIES

The following describes the material terms of the Company’s share capital and a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete, is indicative only and is qualified in its entirety by reference to the terms and provisions of the Company’s by-laws and articles of the Company (the “Articles”), as amended. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. The Securities will not include any novel derivatives or asset-backed securities as discussed under Part 4 of National Instrument 44-102 – Shelf Distributions.

The Company is currently authorized to issue an unlimited number of Subordinate Voting Shares, an unlimited number of Multiple Voting Shares and an unlimited number of preferred shares, issuable in series. The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws.

Effective as of June 27, 2024, the Company amended the Articles (the “Capital Structure Amendments”) to, among other things: (i) amend the rights and restrictions of the then existing class of common shares without par value in the capital of the Company and redesignate such class as Subordinate Voting Shares; and (ii) to create a new class of shares designated as Multiple Voting Shares.

The Capital Structure Amendments were undertaken in order to minimize the proportion of the outstanding voting securities of the Company that are held by “U.S. persons” for purposes of determining whether the Company is a “foreign private issuer” for purposes of United States securities laws. This has been accomplished through the certain shareholders of the Company who are “U.S. Persons” electing to convert their Subordinate Voting Shares to Multiple Voting Shares at the initial conversion ratio (the “Conversion Ratio”) of 1,000 Subordinate Voting Shares for 1 Multiple Voting Share, thereby decreasing their holdings of outstanding voting securities of the Company significantly. Each Multiple Voting Share is entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately be converted which, pending adjustments to the Conversion Ratio, would be equal to 1,000 votes per Multiple Voting Share. The Conversion Ratio is subject to change based on certain adjustments pursuant to the terms of the Multiple Voting Shares as is described further under “Description of Share Capital, Multiple Voting Shares”.

The Subordinate Voting Shares are convertible by the holder at any time into Multiple Voting Shares, including in the event of a takeover bid for the Multiple Voting Shares. The Multiple Voting Shares are convertible by the holder at any time into Subordinate Voting Shares, including in the event of a takeover bid for the Subordinate Voting Shares. The Company can force the conversion of the Multiple Voting Shares into Subordinate Voting Shares in certain circumstances as further described under “Description of Share Capital, Multiple Voting Shares” and “Description of Share Capital, Subordinate Voting Shares”.

The Capital Structure Amendments were approved at the Company’s annual general and special meetings of shareholders on June 24, 2024 by the affirmative vote of greater than two-thirds of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the meeting.

The following description summarizes the material terms of Grown Rogue’s share capital.

As of the date of this Prospectus, the Company has the following Subordinate Voting Shares, or securities convertible, exercisable or exchangeable into Subordinate Voting Shares, outstanding:1

Subordinate Voting Shares	227,293,438
Multiple Voting Shares	0
Warrants	4,000,000
July Convertible Debentures[1]	19,819,250
Options[2]	15,315,000
Restricted Stock Units[3]	1,668,375

[1]	July Convertible Debentures have an aggregate principal balance of USD$3,300,000 (CAD$4,756,620) which is convertible into 19,819,250 Subordinate Voting Shares as of the date of this Prospectus.
[2]	Each Option is exercisable for one Subordinate Voting Share.
[3]	Each Restricted Stock Unit represents, upon vesting and settlement, the right to receive one Subordinate Voting Share.

Subordinate Voting Shares

The following is a brief summary of certain general terms and provisions of the Subordinate Voting Shares that may be offered pursuant to this Prospectus. This summary does not purport to be complete. For additional information, see “Schedule A – Terms of Subordinate Voting Shares” in the Management Information Circular, incorporated herein by reference.

Exercise of Voting Rights

Holders of Subordinate Voting Shares are entitled to notice of and to attend and speak at any meeting of the shareholders of the Company. At each such meeting, holders of Subordinate Voting Shares shall be entitled to one vote in respect of each Subordinate Voting Share held, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote.

Alteration to Rights of Subordinate Voting Shares

As long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Subordinate Voting Shares.

Dividends

Holders of Subordinate Voting Shares shall be entitled to receive as and when declared by the directors, dividends in cash or property of the Company. No dividend will be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares.

Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares be entitled to participate rateably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis) and Subordinate Voting Shares.

Subdivision or Consolidation

No subdivision or consolidation of the Subordinate Voting Shares or Multiple Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares and Multiple Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Rights to Subscribe; Pre-Emptive Rights

The holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company now or in the future.

Conversion

Each issued and outstanding Subordinate Voting Shares may at any time, at the option of the holder, be converted at the inverse of the Conversion Ratio then in effect. The conversion right may be exercised at any time and from time to time by notice in writing delivered to the Company accompanied by the certificate or certificates representing the Subordinate Voting Shares or, if uncertificated, such other evidence of ownership as the Company may require, in respect of which the holder wishes to exercise the right of conversion. The notice must be signed by the registered holder of the Subordinate Voting Shares in respect of which the right of conversion is being exercised or by his, her or its duly authorized attorney and must specify the number of Subordinate Voting Shares which the holder wishes to have converted. Upon receipt of the conversion notice and share certificate(s) or other evidence of ownership satisfactory to the Company, and after paying any applicable stamp tax or similar duty on or in respect of such conversion, the Company will issue a share certificate or other evidence of ownership representing Multiple Voting Shares on the basis set out above to the registered holder of the Subordinate Voting Shares. If fewer than all of the Subordinate Voting Shares represented by a certificate accompanying the notice are to be converted, the holder is entitled to receive a new certificate representing the shares comprised in the original certificate which are not to be converted. Subordinate Voting Shares converted into Multiple Voting Shares hereunder will automatically be cancelled.

Conversion of Subordinate Voting Shares Upon an Offer

In the event that an offer is made to purchase Multiple Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange, if any, on which the Multiple Voting Shares are then listed, to be made to all or substantially all the holders of Multiple Voting Shares in a province or territory of Canada to which the requirement applies, each Subordinate Voting Share shall become convertible at the option of the holder into Multiple Voting Shares at the inverse of the Conversion Ratio then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Multiple Voting Shares under the offer, and for no other reason. In such event, the transfer agent for the Subordinated Voting Shares shall deposit under the offer the resulting Multiple Voting Shares, on behalf of the holder.

Multiple Voting Shares

The following is a brief summary of certain general terms and provisions of the Multiple Voting Shares For additional information, see “Schedule A – Terms of Multiple Voting Shares” in the Management Information Circular, incorporated herein by reference.

Exercise of Voting Rights

Holders of Multiple Voting Shares shall be entitled to notice of and to attend and speak at any meeting of the shareholders of the Company. At each such meeting, except for a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote, holders of Multiple Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted, which for greater certainty, shall initially equal 1,000 votes per Multiple Voting Share.

Alteration of Rights to Multiple Voting Shares

As long as any Multiple Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Multiple Voting Shares. Consent of the holders of a majority of the outstanding Multiple Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights contained in this paragraph (b) each holder of Multiple Voting Shares will have one vote in respect of each Multiple Voting Share held.

Dividends

The holder of Multiple Voting Shares shall have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend will be declared or paid on the Multiple Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares.

Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares, be entitled to participate rateably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis) and Subordinate Voting Shares.

Rights to Subscribe; Pre-Emptive Rights

The holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company now or in the future.

Conversion

Holders of Multiple Voting Shares Holders shall have conversion rights as follows (the “Conversion Rights”):

i.	Right to Convert. Each issued and outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into fully paid and non-assessable Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares by the Conversion Ratio applicable to such share in effect on the date the Multiple Voting Share is surrendered for conversion. The initial “Conversion Ratio” for shares of Multiple Voting Shares is 1,000 Subordinate Voting Shares for each Multiple Voting Share; provided, however, that the Conversion Ratio shall be subject to adjustment as set out in the Articles.

ii.	Mandatory Conversion. Notwithstanding any other term herein, the Company may require each holder of Multiple Voting Shares to convert all, and not less than all, the Multiple Voting Shares at the applicable Conversion Ratio (a “Mandatory Conversion”) if at any time all the following conditions are satisfied (or otherwise waived by special resolution of holders of Multiple Voting Shares):

a.	the Subordinate Voting Shares issuable upon conversion of all the Multiple Voting Shares are registered for resale and may be sold by the holder thereof pursuant to an effective registration statement and/or prospectus covering the Subordinate Voting Shares under the 1933 Act;

b.	the Company is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934; and

c.	the Subordinate Voting Shares are listed or quoted (and are not suspended from trading) on a recognized North American stock exchange.

iii.	Mechanics of Conversion. The conversion right may be exercised at any time and from time to time by notice in writing delivered to the Company accompanied by the certificate or certificates representing the Multiple Voting Shares or, if uncertificated, such other evidence of ownership as the Company may require, in respect of which the holder wishes to exercise the right of conversion.

iv.	Adjustments for Distributions. In the event the Company shall declare a distribution to holders of Subordinate Voting Shares payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights not otherwise causing adjustment to the Conversion Ratio (a “Distribution”), then the holders of Multiple Voting Shares shall be entitled to a proportionate share of any such Distribution as though they were the holders of the number of Subordinate Voting Shares into which their Multiple Voting Shares are convertible as of the record date fixed for the determination of the holders of Subordinate Voting Shares entitled to receive such Distribution.

v.	Recapitalizations; Stock Splits. If at any time or from time-to-time, the Company shall effect a recapitalization of the Subordinate Voting Shares; (ii) issue Subordinate Voting Shares as a dividend or other distribution on outstanding Subordinate Voting Shares; (iii) subdivide the outstanding Subordinate Voting Shares into a greater number of Subordinate Voting Shares; (iv) consolidate the outstanding Subordinate Voting Shares into a smaller number of Subordinate Voting Shares; or (v) effect any similar transaction or action (each, a “Recapitalization”), provision shall be made so that the holders of Multiple Voting Shares shall thereafter be entitled to receive, upon conversion of Multiple Voting Shares, the number of Subordinate Voting Shares or other securities or property of the Company or otherwise, to which a holder of Subordinate Voting Shares deliverable upon conversion would have been entitled on such Recapitalization. In any such case, appropriate adjustment shall be made with respect to the rights of the holders of Multiple Voting Shares after the Recapitalization to the end that the provisions of this section (including adjustment of the Conversion Ratio then in effect and the number of Multiple Voting Shares issuable upon conversion of Multiple Voting Shares) shall be applicable after that event as nearly equivalent as may be practicable.

vi.	Disputes. Any holder of Multiple Voting Shares that beneficially owns more than 5% of the issued and outstanding Multiple Voting Shares may submit a written dispute as to the determination or the arithmetic calculation of the Conversion Ratio with the basis for the disputed determinations or arithmetic calculations. The Company shall respond to the holder within five (5) Business Days of receipt, or deemed receipt, of the dispute notice with a written calculation of the Conversion Ratio. If the holder and the Company are unable to agree upon such determination or calculation of the Conversion Ratio, within five (5) Business Days of such response, then the Company and the holder shall, within one (1) Business Day thereafter submit the disputed arithmetic calculation of the conversion ratio to the Company’s independent, outside accountant. The Company, at the Company’s expense, shall cause the accountant to perform the determinations or calculations and notify the Company and the holder of the results no later than ten (10) Business Days from the time it receives the disputed determinations or calculations. Such accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

Conversion of Upon an Offer

In the event that an offer is made to purchase Subordinate Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange, if any, on which the Subordinate Voting Shares are then listed, to be made to all or substantially all the holders of Subordinate Voting Shares in a province or territory of Canada to which the requirement applies, each Multiple Voting Share shall become convertible at the option of the holder into Subordinate Voting Shares at the Conversion Ratio then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. This conversion right may only be exercised in respect of Multiple Voting Shares for the purpose of depositing the resulting Subordinate Voting Shares under the offer, and for no other reason. In such event, the transfer agent for the Subordinate Voting Shares shall deposit under the offer the resulting Subordinate Voting Shares, on behalf of the holder.

Warrants

As of the date of this Prospectus, there are 4,000,000 warrants outstanding, each of which are exercisable into a Subordinate Voting Share with an exercise price of CAD$0.225 per warrant and an expiry date of October 5, 2028.

The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete.

The Warrants may be issued under a warrant agreement. The applicable Prospectus Supplement will include details of the warrant agreement, if any, governing the Warrants being offered. The Company will file a copy of the warrant agreement, if any, relating to an offering of Warrants with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

The specific terms and provisions that will apply to any Warrants that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the number of Warrants offered;

●	the price or prices, if any, at which the Warrants will be issued;

●	the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

●	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;

●	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

●	if applicable, the identity of the Warrant agent;

●	whether the Warrants will be listed on any securities exchange;

●	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;

●	any minimum or maximum subscription amount;

●	whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Warrants and any other Securities to be issued upon exercise of the Warrants;

●	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and

●	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the Securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

Subscription Receipts

As of the date of this Prospectus, the Company has no Subscription Receipts outstanding. The Company may issue Subscription Receipts, separately or together, with Subordinate Voting Shares, Warrants, Debt Securities, Convertible Securities or Units or any combination thereof, as the case may be. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement.

The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete.

The Subscription Receipts may be issued under a subscription receipt agreement. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of the subscription receipt agreement, if any, relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

The specific terms and provisions that will apply to any Subscription Receipts that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the number of Subscription Receipts offered;

●	the price or prices, if any, at which the Subscription Receipts will be issued;

●	the manner of determining the offering price(s);

●	the currency at which the Subscription Receipts will be offered;

●	the Securities into which the Subscription Receipts may be exchanged;

●	conditions to the exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

●	the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per Security or the aggregate principal amount and the events or conditions under which the amount of Securities may be subject to adjustment;

●	the dates or periods during which the Subscription Receipts may be exchanged;

●	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

●	provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

●	if applicable, the identity of the Subscription Receipt agent;

●	whether the Subscription Receipts will be listed on any securities exchange;

●	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

●	any minimum or maximum subscription amount;

●	whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

●	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and

●	any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

Debt Securities

The Company issued convertible debentures on July 13, 2023 (the “July Convertible Debentures”) which, as of the date of this Prospectus, have an aggregate principal balance of USD$3,300,000 (approximately CAD$4,756,620). The July Convertible Debentures mature on July 13, 2026. Interest accrues at 9% per annum and is payable on the last business days of March, June, September, and December. The number of Subordinate Voting Shares issuable upon conversion of the July Convertible Debentures as of the date of this Prospectus is 19,819,250.

The Company may issue additional Debt Securities, separately or together with Subordinate Voting Shares, Warrants, Subscription Receipts, Convertible Securities or Units, or any combination thereof, as the case may be.

The particular terms and provisions of the Debt Securities as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Debt Securities, and the extent to which the general terms and provisions described below may apply to such Debt Securities will be described in the applicable Prospectus Supplement.

The following is a brief summary of certain general terms and provisions of the Debt Securities that may be offered pursuant to this Prospectus. This summary does not purport to be complete.

Debt Securities may be offered separately or in combination with one or more other Securities. The Company may, from time to time, issue debt securities and incur additional indebtedness other than through the issuance of Debt Securities pursuant to this Prospectus.

Except as otherwise specified in the applicable Prospectus Supplement, the Debt Securities will constitute the direct, unconditional and unsecured obligations of the Company and shall rank pari passu and ratably without preference among themselves and pari passu with all other unsecured and unsubordinated obligations of the Company.

The Debt Securities may be issued in one or more series under one or more indentures or other agreements between the Company and one or more counterparties. The Company will file a copy of the trust indenture or any other applicable agreement relating to an offering of Debt Securities with the relevant securities regulatory authorities in Canada after it has been entered into by the Company. To the extent applicable, the trust indenture will also be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the trust indenture to be entered into has been filed with the securities commissions or similar authorities in Canada when it is entered into.

The specific terms and provisions that will apply to any Debt Securities that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the title of the Debt Securities;

●	any limit on the aggregate principal amount of the Debt Securities and, if no limit is specified, the Company will have the right to re-open such series for the issuance of additional Debt Securities from time to time;

●	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal (and premium, if any) of the Debt Securities of the series is payable;

●	the rate or rates at which the Debt Securities of the series will bear interest, if any, or the method by which such rate or rates will be determined, whether such interest will be payable in cash or additional Debt Securities of the same series or will accrue and increase the aggregate principal, as well as the date(s) on which such interest shall be due and payable;

●	amount outstanding of such series, the date or dates from which such interest will accrue, or the method by which such date or dates will be determined;

●	the place or places the Company will pay principal, premium and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer, exchange or conversion;

●	the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which Debt Securities of the series may be redeemed, in whole or in part, at the option of the Company, if the Company is to have that option;

●	whether the Company will be obligated to redeem, repay or repurchase the Debt Securities pursuant to any sinking or other provision, or at the option of a holder and the terms and conditions of such redemption, repayment or repurchase;

●	the denominations in which the Company will issue any Debt Securities;

●	the applicability of, and any changes or additions to, the provisions for defeasance;

●	whether the holders of any series of Debt Securities have special rights if specified events occur;

●	any deletions from, modifications of or additions to the events of default or covenants;

●	whether the Company will issue the Debt Securities as unregistered securities, registered securities or both;

●	the terms, if any, for any conversion or exchange of the Debt Securities for any other securities of the Company;

●	whether payment of the Debt Securities will be guaranteed by any affiliates or associates of the Company;

●	whether the payment of principal, interest and premium, if any, on the Debt Securities will be the Company’s senior, senior subordinated or subordinated obligations; and

●	any other terms, conditions, rights and preferences (or limitations on such rights and preferences).

For greater certainty, Debt Securities may be secured, in which case the applicable security provided by the Company in connection therewith will be described in the applicable Prospectus Supplement.

Convertible Securities

As of the date of this Prospectus, the Company has 15,315,000 stock options outstanding and exercisable into a maximum of 15,315,000 Subordinate Voting Shares with expiry dates ranging from April 2025 to August 2029, and 1,668,375 Restricted Stock Units, of which, (i) 78,125 vest on June 30, 2025, (ii) 60,000 vest on December 31, 2025, and (iii) 1,530,250 vest on January 1, 2026.

The Company may issue Convertible Securities, separately or together, with Subordinate Voting Shares, Warrants, Subscription Receipts, Debt Securities or Units or any combination thereof, as the case may be. The particular terms and provisions of the Convertible Securities as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Convertible Securities, and the extent to which the general terms and provisions described below may apply to such Convertible Securities will be described in the applicable Prospectus Supplement.

The following is a brief summary of certain general terms and provisions of the Convertible Securities that may be offered pursuant to this Prospectus. This summary does not purport to be complete.

The Convertible Securities will be convertible, exercisable or exchangeable into Subordinate Voting Shares or Multiple Voting Shares, as applicable, and/or other Securities. The Convertible Securities convertible, exercisable or exchangeable into Subordinate Voting Shares and/or other Securities may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the agreement, indenture or other instrument to which such Convertible Securities will be created and issued. The Company will file a copy of any applicable agreement relating to an offering of Convertible Securities with the relevant securities regulatory authorities in Canada after it has been entered into by the Company, and the applicable Prospectus Supplement will include details of any such agreement governing the Convertible Securities being offered.

The specific terms and provisions that will apply to any Convertible Securities that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the number of such Convertible Securities offered;

●	the price at which such Convertible Securities will be offered;

●	the procedures for the conversion or exchange of such Convertible Securities into or for Subordinate Voting Shares and/or other Securities;

●	the number of Subordinate Voting Shares and/or other Securities that may be issued upon the conversion or exchange of such Convertible Securities;

●	the period or periods during which any conversion or exchange may or must occur;

●	the designation and terms of any other Convertible Securities with which such Convertible Securities will be offered, if any;

●	the gross proceeds from the sale of such Convertible Securities;

●	whether the Convertible Securities will be listed on any securities exchange;

●	whether the Convertible Securities are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	certain material Canadian tax consequences of owning the Convertible Securities; and

●	any other material terms and conditions of the Convertible Securities.

Units

As of the date of this Prospectus, the Company has no Units outstanding. The Company may issue Units, separately or together, with Subordinate Voting Shares, Warrants, Subscription Receipts, Debt Securities or Convertible Securities or any combination thereof, as the case may be. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. The Company will file a copy of any applicable agreement relating to an offering of Units with the relevant securities regulatory authorities in Canada after it has been entered into by the Company, and the applicable Prospectus Supplement will include details of any such agreement governing the Units being offered.

The specific terms and provisions that will apply to any Units that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the number of Units offered;

●	the price or prices, if any, at which the Units will be issued;

●	the manner of determining the offering price(s);

●	the currency at which the Units will be offered;

●	the Securities comprising the Units and whether such Securities (or the Units themselves) will be listed and/or quoted on a stock exchange;

●	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

●	any minimum or maximum subscription amount;

●	whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Units or the Securities comprising the Units;

●	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

●	any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

CONSOLIDATED CAPITALIZATION

Other than the following, there have been no material changes to the Company’s share and loan capitalization on a consolidated basis as of the date hereof since September 30, 2024, the date of the Company’s most recently filed interim financial statements:

●	the cancellation of 4,500,000 warrants on October 11, 2024;

●	the issuance of 170,000 Subordinate Voting Shares on November 15, 2024 upon an exercise of options, exercised at $0.15 per Subordinate Voting Share;

●	the grant of 1,505,875 Restricted Stock Units on December 31, 2024 with 211,500 vesting on January 1, 2025, 78,125 vesting on June 30, 2025, 60,000 vesting on December 31, 2025 and 1,156,250 vesting on January 1, 2026;

●	the grant of 500,000 Options, which are exercisable at a price of $0.93 per Subordinate Voting Share until December 31, 2028 and which vest in thirds on December 31, 2025, December 31, 2026 and December 31, 2027;

●	the issuance of 80,200 Subordinate Voting Shares on January 1, 2025 upon the vesting of Restricted Stock Units that were originally granted on August 31, 2024;

●	the issuance of 211,500 Subordinate Voting Shares on January 1, 2025 upon the vesting of Restricted Stock Units that were originally granted on December 31, 2024;

●	the issuance of 4,505,625 Subordinate Voting Shares on January 9, 2025 as a result of the conversion of a July Convertible Debenture for a principal amount of US$750,000 at a conversion price of $0.24 per Subordinate Voting Share; and

●	the issuance of 50,000 Subordinate Voting Shares on January 9, 2025 upon an exercise of options, exercised at $0.39 per Subordinate Voting Share.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, if required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

PLAN OF DISTRIBUTION

We may offer and sell Securities directly to one or more purchasers through agents or through underwriters or dealers designated by us from time to time. We may distribute the Securities from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the times of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices, including sales in transactions that are an “at-the-market distribution” as defined in NI 44-102, including sales made directly on the CSE or other existing trading markets for the Securities. A description of such pricing will be disclosed in the applicable Prospectus Supplement. We may offer Securities in the same offering, or we may offer Securities in separate offerings. The prices at which Securities may be offered may vary as between purchasers and during the period of distribution of the Securities.

This Prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including: (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers. The Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

If underwriters are used in an offering, the Securities offered thereby may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities, if applicable, will be subject to the conditions precedent agreed upon by the parties.

The Securities may also be sold (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to, or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

We and/or the selling securityholders may agree to pay the underwriters, broker-dealers or agents a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Underwriters, broker-dealers or agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, broker-dealers or agents may be changed from time to time.

Each class or series of Warrants, Subscription Receipts, Debt Securities, Convertible Securities and Units will be, unless specified in the applicable Prospectus Supplement, a new issue of Securities with no established trading market and, unless otherwise specified in the applicable Prospectus Supplement, none of the Warrants, Subscription Receipts, Debt Securities, Convertible Securities or Units will be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants, Subscription Receipts, Debt Securities, Convertible Securities or Units (other than constituent Subordinate Voting Shares) may be sold and purchasers may not be able to resell Warrants, Subscription Receipts, Debt Securities, Convertible Securities or Units (other than constituent Subordinate Voting Shares) purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Warrants, Subscription Receipts, Debt Securities, Convertible Securities or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Warrants, Subscription Receipts, Debt Securities, Convertible Securities or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Warrants, Subscription Receipts, Debt Securities, Convertible Securities or Units or as to the liquidity of the trading market, if any, for the Warrants, Subscription Receipts, Debt Securities, Convertible Securities or Units.

In connection with any offering of Securities, unless otherwise specified in a Prospectus Supplement or pursuant to an “at-the-market distribution”, underwriters, broker-dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of Securities offered at levels other than those which might otherwise prevail on the open market; provided that no underwriter or dealer involved in an at-the-market distribution, no affiliate of thereof and no person or company and jointly or in concert with such underwriters, broker-dealers or agents has over-allotted, or will over-allot, securities in connection with an at-the-market distribution or effect any other transactions intended to stabilize or maintain the market price of the Securities. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

No underwriter of an at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Subordinate Voting Shares, including selling an aggregate number of Subordinate Voting Shares that would result in the underwriter creating an over-allocation position in the Subordinate Voting Shares.

Unless stated to the contrary in any Prospectus Supplement, the Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or any State securities laws and may not be offered, sold or delivered within the United States or to U.S. persons within the meaning of Regulation S under the 1933 Act, except in certain transactions that are exempt from the registration requirements of the 1933 Act. In addition, until 40 days after the commencement of an offering of Securities, an offer or sale of the Securities within the United States or to U.S. persons by any dealer, whether or not participating in the offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the 1933 Act.

PRIOR SALES

Information in respect of prior sales of Subordinate Voting Shares or other Securities distributed under this Prospectus and for securities that are convertible, exercisable or exchangeable into Subordinate Voting Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Subordinate Voting Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Subordinate Voting Shares are listed on the CSE under the symbol “GRIN” and quoted on the OTC Markets (the “OTC”) under the symbol “GRUSF”. Trading prices and volumes in respect of the Subordinate Voting Shares will be provided, as required, in each Prospectus Supplement.

DIVIDENDS

The Company has no dividend record and does not currently anticipate paying any dividends in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings.

TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to an investor acquiring, owning and disposing of any of the Securities offered thereunder, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations. The applicable Prospectus Supplement may describe certain United States federal income tax considerations generally applicable to investors described therein of the acquisition, ownership and disposition of any Securities offered thereunder by an investor who is a U.S. person (within the meaning of the United States Internal Revenue Code of 1986, as amended). Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the Annual Report and any applicable Prospectus Supplement. Additional risk factors relating to a specific offering of Securities may be described in the applicable Prospectus Supplement. Some of the risk factors described herein and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows, and your investment in the Securities could be materially adversely affected. Additional risks and uncertainties of which we currently are unaware or that are unknown or that we currently deem to be immaterial could have a material adverse effect on our business, financial condition and results of operation. We cannot assure you that we will successfully address any or all of these risks.

In addition to the risk factors described elsewhere herein and in the documents incorporated by reference herein, prospective investors should carefully consider the risks below together with the other information provided elsewhere in this Prospectus and the applicable Prospectus Supplement. Prospective investors should consult with their professional advisors to assess any investment in the Company.

Return on Securities is not guaranteed

There is no guarantee that the Securities will earn any positive return in the short-term or long-term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Discretion in the use of proceeds

Management of the Company will have broad discretion with respect to the timing and application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Subordinate Voting Shares or its other securities issued and outstanding from time to time. As a result, purchasers will be relying on the ongoing judgment of management as determined from time to time for the application of the proceeds of any such offering. The results and the effectiveness of the application of the net proceeds are uncertain. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.

Dilution

Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares. Our organizational and corporate documents authorize the issuance of an unlimited number of shares, without par value. In the event that we are required to issue additional shares or securities exercisable for or convertible into additional shares, enter into private placements to raise financing through the sale of equity securities, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

Leverage

We have significant trade and other payables which may make it difficult to service our debts and adversely affects our ability to obtain additional financing. If in the future we are unable to service our debt obligations we may, among other things, need to refinance all or a portion of our debt at an increased borrowing cost, obtain additional financing, delay capital expenditures, or sell material assets. If we are not able to re-finance our debt as necessary, obtain additional financing, or sell assets on commercially acceptable terms or at all, we may not be able to satisfy our debt obligations and continue business operations.

We may require additional capital which may not be available to us on acceptable terms, or at all. We have accumulated significant losses and negative cash flows from operations in recent years. We may not have sufficient funds to meet our liabilities for the ensuing twelve months as they become due. Our ability to continue operations and fund our liabilities may become dependent on our ability to secure additional financing and cash flow.

Liquidity

There is currently no market through which the Securities, other than the Subordinate Voting Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Warrants, Subscription Receipts, Debt Securities, Convertible Securities or Units (other than in respect of constituent Subordinate Voting Shares) will be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts, Debt Securities, Convertible Securities or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities, other than the Subordinate Voting Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Subordinate Voting Shares, will develop or, if developed, that any such market, including for the Subordinate Voting Shares, will be sustained.

There is only a limited public market for our securities, and no assurance can be given that a broad or active public trading market will develop in the future or, if developed, that it will be sustained. Our common stock trades on the CSE and OTC Markets. We are under no obligation to so qualify or register our shares, or otherwise take action to improve the public market for such securities. Our shares could have limited marketability due to the following factors, each of which could impair the timing, value and market for such securities: (a) lack of profits; (b) need for additional capital;(c) limited public market for such securities; (d) the applicability of certain resale requirements under the Securities Act; and (e) applicable blue-sky laws and the other factors discussed in this Risk Factors section.

Taxation

As the Company operates in the cannabis industry, the Company is subject to the limits of Section 280E of the United States Internal Revenue Code (“Section 280E”), under which many normal business expenses incurred in the trafficking of marijuana are not deductible in calculating its U.S. federal income tax liability. A result of IRC Section 280E is that an otherwise profitable business may in fact operate at a loss, after taking into account its U.S. federal income tax expenses. Although the Company has accounted for IRC Section 280E in its financial projections and models, the application of IRC Section 280E may have a material adverse effect on the Company.

The Company may not be able to obtain or maintain a bank account

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, most banks and other financial institutions are unwilling to provide banking services to marijuana businesses due to concerns about criminal liability under the Federal CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. In February 2014, the Financial Crimes Enforcement Network (“FinCEN”) bureau of the U.S. Treasury Department issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis business, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, many cannabis businesses still operate on an all-cash basis. Operating on an all-cash or predominantly-cash basis makes it difficult for the Company to manage its business, pay its employees and pay its taxes, and may create serious safety issues for the Company, its employees and its service providers. Although the Company currently has several bank accounts, its inability to maintain those bank accounts, or obtain and maintain other bank accounts, could have a material adverse effect on the Company.

INTERESTS OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.

Turner, Stone & Company, L.L.P. is the independent registered public accounting firm of the Company. Turner, Stone & Company, L.L.P. has confirmed that it is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario) and within the meaning of the U.S. Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS

The Company is a corporation incorporated under and governed by the Business Corporations Act (Ontario). The Company has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to enforce a U.S. court judgment predicated upon the civil liability provisions of U.S. federal securities laws against the Company. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters relating to an offering of Securities will be passed upon by Miller Thomson LLP on behalf of the Company. As at the date hereof, the partners and associates of Miller Thomson LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Shares.

In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Grown Rogue’s auditors are Turner, Stone & Company, L.L.P., having an address at 12700 Park Central Drive, Suite 1400, Dallas, TX 75251, United States. Such firm is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario) and within the meaning of the U.S. Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

The transfer agent and registrar of the Company is Capital Transfer Agency ULC, located at Suite 920, 390 Bay Street, Toronto, Ontario, M5H 2Y2. The co-transfer agent of the Company is Worldwide Stock Transfer, LLC, located at One University Plaza, Suite 505, Hackensack, NJ 07601.

EXEMPTION

Pursuant to a decision of the Autorité des marchés financiers dated January 21, 2025, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to any future “at-the-market” distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market” distribution) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in some provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a Prospectus Supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories, the securities legislation further provides the purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or a Prospectus Supplement relating to the securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

In addition, original purchasers of convertible, exchangeable or exercisable Securities (unless the Securities are reasonably regarded by the Company as incidental to the applicable offering as a whole) will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of the convertible, exchangeable or exercisable Security. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario) (the “Securities Act”) and is in addition to any other right or remedy available to original Canadian purchasers under Section 130 of the Securities Act or otherwise by law.

The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will entitle such original purchasers to receive the amount paid for the applicable convertible, exchangeable or exercisable Security (and any additional amount paid upon conversion, exchange or exercise) upon surrender of the underlying Securities acquired thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus, and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus.

In an offering of convertible, exchangeable or exercisable Subscription Receipts, Convertible Securities or Warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial securities legislation, to the price at which convertible, exchangeable or exercisable Subscription Receipts, Convertible Securities or Warrants are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and/or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal advisor.

Purchasers of Securities distributed under an at-the-market distribution by the Company do not have the right to withdraw from an agreement to purchase Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the Prospectus, Prospectus Supplement and any amendment relating to Subordinate Voting Shares purchased by such purchaser because the Prospectus, Prospectus Supplement, and any amendment relating to the Securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Subordinate Voting Shares distributed under an at-the-market distribution by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, Prospectus Supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the Prospectus referred to above.

A purchaser’s rights and remedies under applicable securities legislation against the dealer underwriting or acting as an agent for the issuer in an at-the-market distribution will not be affected by that dealer’s decision to effect the distribution directly or through a selling agent.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal advisor.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Certain of the Company’s directors and officers, namely, J. Obie Strickler, Abhilash Patel, Ryan Kee and Andrew Marchington, reside outside of Canada. Each of these persons has appointed Miller Thomson LLP, as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Other than as disclosed in this Prospectus or in any document incorporated by reference into this Prospectus, to the knowledge of the Corporation, no director of the Company is, as at the date of this Prospectus, or was within 10 years before the date of this Prospectus, a director or chief executive officer or chief financial officer of any company (including the Company) that: (a) was the subject of an order (as defined in Form 51-102F5 under National Instrument 51-102 Continuous Disclosure Obligations) that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the director ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days.

Other than as disclosed in this Prospectus or in any document incorporated by reference into this Prospectus, no director of the Company: (a) is, or within 10 years before the date hereof has been a director or executive officer of a corporation (including the Company) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

Other than as disclosed in this Prospectus or in any document incorporated by reference into this Prospectus, no director of the Company has been subject to any: (a) penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or (b) other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making an investment decision.

On May 6, 2022, a cease trade order (the “CTO”) was issued by the Ontario Securities Commission as a result of Chalice Brands Ltd. (the “Chalice”) not having filed on or before April 30, 2022 audited financial statements for the year ended December 31, 2021 (the “Chalice Financial Statements”). As a result of the CTO, trading in respect of each security of Chalice, whether direct or indirect, was ordered to cease, and trading of Chalice’s common shares on the Canadian Securities Exchange was suspended. Andrew Marchington served as chief financial officer of Chalice from September of 2020 to June of 2022.

PROMOTER

Mr. J. Obie Strickler, a director and President and Chief Executive Officer of the Company, may be considered to be a promoter of the Company under applicable Canadian securities legislation given his initiative in reorganizing the Company. Mr. Strickler beneficially owns, or has control over, directly or indirectly, 34,731,416 Subordinate Voting Shares, options to acquire 3,700,000 Subordinate Voting Shares, and RSUs exchangeable into 1,130,150 Subordinate

Voting shares, all such securities, representing, on a partially diluted basis assuming the conversion of Mr. Stickler’s convertible securities, approximately 17.40% of the issued and outstanding Subordinate Voting Shares. On April 25, 2024, the Company purchased Mr. Strickler’s 5.5% interest in Canopy for a purchase price of US$330,000. This purchase was completed at the same time as the Company’s acquisition of an additional 20% interest in Golden Harvests, increasing the Company’s total interest in Golden Harvests to 80%. See the Company’s material change report dated May 6, 2024 for further details.

Other than as disclosed in this Prospectus or in any document incorporated by reference into this Prospectus, no person who was a promoter of the Company within the last two years:

1.	received anything of value directly or indirectly from the Company or a subsidiary;

2.	sold or otherwise transferred any asset to the Company or a subsidiary within the last two years;

3.	has been a director, officer or promoter of any Company that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the Company access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;

4.	has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority;

5.	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision; or

6.	has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

CERTIFICATE OF GROWN ROGUE INTERNATIONAL INC.

Dated: January 31, 2025

This short form prospectus and amended and restated short form prospectus, together with the documents incorporated in this Prospectus by reference, will, as of the date of the last supplement to this Prospectus relating to the securities offered by this Prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus and the supplement(s) as required by the securities legislation in each of the provinces and territories of Canada.

(Signed) J. OBIE STRICKLER	(Signed) ANDREW MARCHINGTON
J. Obie Strickler	Andrew Marchington
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) ABHILASH PATEL	(Signed) STEPHEN GLEDHILL
Abhilash Patel	Stephen Gledhill
Director	Director

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CERTIFICATE OF THE PROMOTER

Dated: January 31, 2025

This short form prospectus and amended and restated short form prospectus, together with the documents incorporated in this Prospectus by reference, will, as of the date of the last supplement to this Prospectus relating to the securities offered by this Prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus and the supplement(s) as required by the securities legislation in each of the provinces and territories of Canada.

(Signed) J. OBIE STRICKLER
J. Obie Strickler
President, Chief Executive Officer and Director

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